UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number 001-35078

POINTS.COM INC.

(Translation of registrant's name into English)

111 Richmond Street West, Suite 700
Toronto, ON, M5H 2G4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 to 99.8 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBITS

Exhibit No.	Description

99.1	Material Change Report dated January 4, 2022
99.2	Notice of Change in Corporate Structure dated January 4, 2022
99.3	Articles of Amalgamation dated January 1, 2022
99.4	By-Law "A" adopted and confirmed on January 1, 2022
99.5	By-Law No. 1 adopted and confirmed on January 1, 2022
99.6	By-Law No. 2 adopted and confirmed on January 1, 2022
99.7	By-Law No. 3 adopted and confirmed on January 1, 2022
99.8	By-Law No. 4 adopted and confirmed on January 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTS.COM INC.

Date: January 4, 2022	By:	/s/ Erick Georgiou
Name: Erick Georgiou
Title: Chief Financial Officer